SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to Rule

13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

BALLY TOTAL FITNESS HOLDING CORPORATION

(Name of Issuer)

COMMON STOCK, NO PAR VALUE, $.01 PER SHARE

(Title of Class of Securities)

058 73K 10 8

(CUSIP Number)

KENNETH J. BARONSKY

MILBANK, TWEED, HADLEY & McCLOY LLP

601 S. FIGUEROA STREET, 30TH FLOOR

LOS ANGELES, CA 90017

TELEPHONE: 213-892-4333

(Name, address and telephone number of person

authorized to receive notices and communications)

October 6, 2005

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investments, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0 (8) SHARED VOTING POWER 2,662,963 (9) SOLE DISPOSITIVE POWER 0 (10) SHARED DISPOSITIVE POWER 2,662,963

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,662,963
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.84%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investments, Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0 (8) SHARED VOTING POWER 1,436,487 (9) SOLE DISPOSITIVE POWER 0 (10) SHARED DISPOSITIVE POWER 1,436,487

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,436,487
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.23%
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investment Group LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0 (8) SHARED VOTING POWER 4,099,450 (9) SOLE DISPOSITIVE POWER 0 (10) SHARED DISPOSITIVE POWER 4,099,450

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.06%
(14)	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Emanuel R. Pearlman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 35,000 (8) SHARED VOTING POWER 4,099,450 (9) SOLE DISPOSITIVE POWER 35,000 (10) SHARED DISPOSITIVE POWER 4,099,450

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,134,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.16%
(14)	TYPE OF REPORTING PERSON IN, HC

INTRODUCTORY STATEMENT

This Amendment No. 11 (this “Amendment”) relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership (“LILP”); (ii) Liberation Investments Ltd. (“LILTD”), a private offshore investment corporation; (iii) Liberation Investment Group, LLC (“LIGLLC”), a Delaware limited liability company and general partner of LILP and discretionary investment advisor to LILTD; and (iv) Emanuel R. Pearlman, as General Manager, Chief Investment Officer and majority member of LIGLLC (collectively, the “Reporting Persons”), with the Securities and Exchange Commission on June 8, 2004, as amended by Amendment No. 1 filed on July 13, 2004, Amendment No. 2 filed on August 27, 2004, Amendment No. 3 filed on September 1, 2004, Amendment No. 4 filed on September 10, 2004, Amendment No. 5 filed on December 13, 2004, Amendment No. 6 filed on April 26, 2005, Amendment No. 7 filed on May 6, 2005, Amendment No. 8 filed on July 19, 2005, Amendment No. 9 filed on July 22, 2005 and Amendment No. 10 filed on September 19, 2005 (the “Schedule 13D”), relating to shares of common stock, $.01 par value per share, of Bally Total Fitness Holding Corporation (the “Company”).

Items 4 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

ITEM 4.	PURPOSE OF TRANSACTION

On October 6, 2005, in connection with the complaint filed by LILTD and LILP on September 16, 2005 pursuant to Section 211(c) of the Delaware General Corporation Law, LILTD, LILP and the Company filed a Stipulated Order of Final Judgment (a copy of which is attached to this filing as Exhibit 15, the “Order”) with the Court of Chancery of the State of Delaware in and for New Castle County (the “Court”) compelling the Company to hold an annual meeting of its stockholders on January 26, 2006, in Chicago, Illinois or its suburbs at which the Company is to conduct elections for its three (3) directors in Class III positions. The Order further requires the Company’s Chief Financial Officer to promptly file a sworn affidavit with the Court affirming that he has been informed by the Company’s internal accounting department and external auditors that the Company should be able to file its audited financial statements with the Securities and Exchange Commission (the “SEC”) by November 30, 2005. In the event that the Company’s Chief Financial Officer subsequently learns that the Company will likely not be able to file its audited financial statements with the SEC by November 30, 2005, the Order requires that he promptly so inform the Court, LILTD and LILP.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following exhibit is filed with this Amendment:

Exhibit 15.	Stipulated Order of Final Judgment, filed with the Court of Chancery of the State of Delaware in and for New Castle County, dated as of October 6, 2005, Civil Action No. 1636-N.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2005

LIBERATION INVESTMENTS, L.P. By: Liberation Investment Group LLC, general partner

By:	/s/ EMANUEL R. PEARLMAN
Emanuel R. Pearlman
General Manager

LIBERATION INVESTMENTS LTD.

By:	/s/ EMANUEL R. PEARLMAN
Emanuel R. Pearlman
Director

LIBERATION INVESTMENT GROUP LLC

By:	/s/ EMANUEL R. PEARLMAN
Emanuel R. Pearlman
General Manager

EMANUEL R. PEARLMAN

/s/ EMANUEL R. PEARLMAN